BIOPACK ENVIRONMENTAL SOLUTIONS INC.
Room 1302, 13/F, Enterprise Centre
4 Hart Avenue, Tsim Sha Tsui
Kowloon, Hong Kong

July 26, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attention:      Raquel Howard

Dear Sirs/Mesdames:

Re:	Biopack Environmental Solutions Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-29981

     Thank you for your letter of July 12, 2010 regarding the above-noted filing. The Company is addressing the comments and we request the time to respond to such comments to be extended by 10 business days (August 9, 2010).

     Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

BIOPACK ENVIRONMENTAL SOLUTIONS INC.

/s/ Sean Webster
Sean Webster
Chief Financial Officer